UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material information

Proposal for the Amendment to the Articles of Incorporation

The Board of Directors of Avianca Holdings S.A. has decided to submit for the consideration of the Ordinary General Shareholders’ Meeting to be held on March 31st, 2017, the following proposal for the amendment of article 14 of Avianca Holdings S.A.’s articles of incorporation.

Text Current Article 14	Proposed Article 14

Article 14. Officers. The Officers of the company shall be:

1.A President, who shall act as Chief Executive Officer (the “CEO/President”);

2.A Treasurer, who shall act as Vice-President of Finance or Chief Financial Officer (the “CFO/Treasurer”);

3.A Vice-President of Operations who shall act as Chief Operating Officer (the “COO”);

4.A Vice-President of Revenue, who shall act as Chief Revenue Officer (the “CRO”) and

5.A Secretary

Article 14. Officers. The Officers of the company shall be:

A President, who shall act as Chief Executive Officer (the “CEO/President”);

A Treasurer, who shall act as Senior Vice-President of Finance or Chief Financial Officer (the “CFO/Treasurer”);

A Secretary.

The Board of Directors shall appoint the CEO and the CEO shall appoint the CFO and the Secretary. The appointments of the CFO and the Secretary shall be ratified by the Board of Directors of the company. The appointment of the CEO and the CFO shall be in accordance with Section 3.09 (a) and (b) of the Joint Action Agreement.

The CEO shall appoint the COO, the CRO and other Vice-Presidents, Assistant Treasurers, Assistant Secretaries, and other Ofificers, agents and employees as he deems appropriate in accordance with the structure approved by the Board. Any officer may hold more than one position.

The powers of the Officers and their authorization to represent the company shall be set by the Board of Directors.

Until the Board of Directors provides otherwise, the Legal Representative of the corporation shall be the CEO/President, and the Secretary, who may act separately. The Board of Directors may appoint any other person, when necessary

The Board of Directors shall appoint the CEO and the CEO shall appoint the CFO and the Secretary. The appointments of the CFO and the Secretary shall be ratified by the Board of Directors of the company. The appointment of the CEO and the CFO shall be in accordance with Section 3.09 (a) and (b) of the Joint Action Agreement.

The CEO shall appoint the other Vice-Presidents, Assistant Treasurers, Assistant Secretaries, and other officers, agents and employees as he deems appropriate in accordance with the structure approved by the Board. Any officer may hold more than one position.

The powers of the Officers and their authorization to represent the company shall be set by the Board of Directors.

Until the Board of Directors provides otherwise, the Legal Representative of the corporation shall be the CEO/President, and the Secretary, who may act separately. The Board of Directors may appoint any other person, when necessary.

The terms “Avianca Holdings” or the “Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel